As Filed with the Securities and Exchange Commission on April 1, 2002
Registration No. 333-75928

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 ON
FORM S-3 TO
REGISTRATION STATEMENT ON
FORM S-1
Under
THE SECURITIES ACT OF 1933

APPLIED DIGITAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

MISSOURI (State or other jurisdiction of incorporation or organization)	3661 (Primary Standard Industrial Classification Code Number)	43-1641533 (I.R.S. Employer Identification No.)

400 Royal Palm Way, Suite 410 Palm Beach, Florida 33480 (561)805-8000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Jerome C. Artigliere
Applied Digital Solutions, Inc.
400 Royal Palm Way, Suite 410
Palm Beach, Florida 33480
(561) 805-8000
Fax: (561) 805-0001
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all correspondence to:
Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102-2750
(314) 259-2000
Fax: (314) 259-2020

        Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  [  ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 1, 2002

53,472,258 Shares

Common Stock

         This prospectus relates to resales of up to 53,472,258 shares of our common stock, par value $.001 per share, which may be sold at various times by the selling shareholders listed in this prospectus starting on page 12. More information about the shares is located under "Description of Capital Stock" beginning on page 15.

        The selling shareholders identified in this prospectus or their transferees may sell the shares of common stock from time to time in accordance with the plan of distribution described in this prospectus. See "Plan of Distribution" beginning on page 16.

        Our shares are included in the Nasdaq National Market under the symbol "ADSX." On March 27, 2002, the last reported sale price of our common stock was $0.46 per share.

         Since January 1, 2000, we have filed additional registration statements relating to secondary sales of an aggregate of 205,365,821 shares of our common stock. These additional registration statements remain effective at the date of this registration statement.

         Investing in these securities involves risks. You should carefully consider the risk factors beginning on page 7 of this prospectus before purchasing the common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________________, 2002.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS
Summary Risk Factors Cautionary Statement Regarding Forward-Looking Information Use Of Proceeds Selling Shareholders Description Of Capital Stock Price Range Of Common Stock And Dividend Information Plan Of Distribution Legal Matters Experts Where You Can Find More Information About Us Documents Incorporated by Reference	3 7 11 11 12 15 16 16 17 17 17 18
SUMMARY

         This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 7 and the consolidated financial statements and the notes to those financial statements incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, before making an investment decision.

APPLIED DIGITAL SOLUTIONS, INC.
Our Business

        We are an advanced digital technology development company. We have emerged from being a supplier of computer hardware, software and telecommunications products and services to becoming an advanced technology company that focuses on the development of life-enhancing technology products and services. To date, we have developed three such products, including Digital Angel™, Thermo Life™ and VeriChip™.

        Approximately two years ago, we developed a patent for what we believe is the world's first combination of advanced biosensor technology and web-enabled wireless telecommunications linked to global positioning satellite. We branded this technology “Digital Angel” and merged the technology with a company formerly known as Destron Fearing Corporation. We united our existing global positioning satellite, application service provider and animal tracking business units to form Digital Angel Corporation. Digital Angel, the product, is now developed and was launched on November 26, 2001.

         On October 22, 2001, we announced the creation of a new wholly-owned subsidiary, Advanced Power Solutions, Inc., which will develop, market and license Thermo Life, a proprietary thermoelectric generator powered by body heat. Thermo Life is intended to provide a miniaturized power source for a wide range of consumer electronic devices, including attachable or implantable medical devices and wristwatches.

        On December 19, 2001, we announced that we have developed a miniaturized, implantable identification chip, which we call VeriChip, that can be used in a variety of medical, security and emergency applications. On February 7, 2002, we announced the creation of a new wholly-owned subsidiary, VeriChip, which will develop, market and license VeriChip.

         On March 27, 2002, Digital Angel Corporation merged with Medical Advisory Systems, Inc., or MAS (AMEX:DOC). As a result of the merger, we own 82% of the new combined company. In satisfaction of a condition to the consent of IBM Credit Corporation to the merger, we transferred to a Delaware business trust controlled by an advisory board all shares of MAS common stock owned by us and, as a result, the trust has legal title to approximately 82% of the MAS common stock. The trust has voting rights with respect to the MAS common stock until our obligations to IBM Credit are repaid in full. We have retained beneficial ownership of the shares. The trust will be obligated to liquidate the shares of MAS common stock owned by it for the benefit of IBM Credit Corporation in the event we fail to make payments, or otherwise default, under the new credit agreement with IBM Credit Corporation, which became effective on the date of the merger. Such liquidation of the shares of MAS common stock will be in accordance with the SEC rules and regulations governing affiliates.

         As a result of the current economic slowdown, which was exacerbated by the events of September 11, 2001, we have experienced deteriorating sales for certain of our businesses. This has resulted in the shut down of several of our businesses during the third and fourth quarters of 2001. Also, letters of intent that we have received during fourth quarter of 2001 and first quarter of 2002 related to the sales of certain of our businesses have indicated a decline in their fair values.

         On March 6, 2002, we announced the formation of a new management team. We appointed Scott R. Silverman as our President, Jerome C. Artigliere as our Chief Operating Officer and Evan C. McKeown as our Chief Financial Officer.

Our Strategy

         Our strategy is to position ourselves as an advanced digital technology development company through the development of proprietary technology such as Digital Angel, Thermo Life and VeriChip.

Our Customers

         We deliver products and services across a multitude of industries, including manufacturing, financial, utilities, retail, health, communications, high tech, insurance, transportation and government.

About Us

         We are a Missouri corporation and were incorporated on May 11, 1993. Our principal office is located at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480 and our telephone number is (561) 805-8000.

THE OFFERING
Common stock offered by the selling shareholders	53,472,258 shares
Common stock outstanding after this offering	268,604,865 shares(1) as of March 26, 2002
Use of proceeds	We will not receive any proceeds from the sale of shares sold by the selling shareholders listed in this prospectus under "Selling Shareholders" beginning on page 12.
Dividend policy	We have not paid, and do not anticipate paying, dividends on our common stock. See "Price Range of Common Stock and Dividend Information" on page 16.
Market price of common stock	The market price of our common stock has ranged from a high of $3.00 to a low of $0.11 during the 12 months preceding the date of this prospectus. See "Price Range of Common Stock and Dividend Information" on page 16.

Risk factors	See "Risk Factors" beginning on page 7, for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Nasdaq National Market symbol	ADSX

        (1)      Excludes (i)3,651,414 warrants which are currently exercisable at a weighted average exercise price of $0.96 per share, (ii) warrants to purchase up to 800,000 shares our common stock at $4.73 per share and (iii) 30,643,275 options, 21,319,121 of which are currently exercisable at a weighted average exercise price of $0.98 per share.

        The following table sets forth summary consolidated financial data for the periods indicated. It is important that you read this information together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001. The historical results are not necessarily indicative of results to be expected for future periods.

SUMMARY FINANCIAL DATA

	For the Year Ended December 31,
	2001	2000	1999	1998	1997
Statement Of Operations Data:	(in thousands, except per share data)
Net revenue	$156,314	$134,766	$129,064	$ 74,343	$ 41,616
Cost of goods and services sold	109,839	82,475	74,299	39,856	19,709
Gross profit	46,475	52,291	54,765	34,487	21,907
Selling, general and administrative expense	(97,042)	(61,996)	(58,960)	(32,120)	(18,224)
Research and development expense	(8,610)	(2,504)	—	—	—
Depreciation and amortization	(28,899)	(11,073)	(6,560)	(2,913)	(1,219)
Asset impairment, restructuring and unusual costs	(71,719)	(6,383)	(2,550)	—	—
Non-cash compensation expense	(5,274)	—	—	—	—
(Loss) gain on sale of subsidiary	(6,058)	486	20,075	733	—
Interest Income	2,076	1,095	422	291	183
Interest Expense	(8,555)	(5,901)	(3,478)	(1,070)	(570)
(Loss) income from continuing operations before provision for income taxes, minority interest, equity in net loss of affiliate and
extraordinary loss	(177,606)	(33,985)	3,714	(592)	2,077
Provision (benefit) for income taxes	20,870	(5,040)	1,180	670	600
(Loss) income from continuing operations before minority interest,
equity in net loss of affiliate and extraordinary loss	(198,476)	(28,945)	2,534	(1,262)	1,477
Minority interest	(718)	229	(46)	120	382
Equity in net loss of affiliate	328	—	—	—	—
(Loss) income from continuing operations	(198,086)	(29,174)	2,580	(1,382)	1,095
Income (loss) from discontinued operations, net of income taxes	213	(75,702)	3,012	6,072	1,245
Loss on disposal of discontinued operations, including provision for
operating losses during phase-out period, net of tax benefit	(16,695)	(7,266)	—		—

(Loss) income before extraordinary loss	(214,568)	(112,142)	5,592	4,690	2,340
Extraordinary gain (loss), net of taxes	9,465	—	(160)	—	—
Net (loss) income	(205,103)	(112,142)	5,432	4,690	2,340
Preferred stock dividends	(1,147)	(191)	—	(44)	(72)
Accretion of beneficial conversion feature of preferred stock	(9,392)	(3,857)	—	—	—
Net (loss) income available to common shareholders	$(215,642)	$(116,190)	$ 5,432	$ 4,646	$ 2,268
Net (loss) income per common share-basic:
Continuing operations	$ (1.23)	(0.52)	0.06	(0.05)	0.08
Discontinuing operations	(0.10)	(1.30)	0.06	0.19	0.10
Extraordinary gain (loss)	$ 0.06	—	—	—	—
Net (loss) income per common share-basic	$ (1.27)	(1.82)	0.12	0.14	0.18
Net (loss) income per common share-diluted:
Continuing operations	$ (1.23)	(0.52)	0.05	(0.05)	0.07
Discontinuing operations	(0.10)	(1.30)	0.06	0.17	0.08
Extraordinary gain (loss)	0.06	—	—	—	—
Net (loss) income per common share-diluted	$ (1.27)	(1.82)	0.11	0.12	0.15
Average common shares outstanding:
Basic	170,009	63,825	46,814	32,318	12,632
Diluted	170,009	63,825	50,086	34,800	15,245

	As of December 31,
	2001	2000	1999	1998	1997
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$ 3,696	$ 8,039	$ 2,181	$ 1,936	$ 5,957
Due from buyers of divested subsidiary	2,625	—	31,302	—	—
Property and equipment	20,185	21,368	6,649	8,933	1,890
Goodwill	90,831	166,024	24,285	23,786	8,439
Net (liabilities) assets of discontinued operations	(9,460)	8,076	75,284	37,320	14,672
Total assets	167,489	319,451	186,605	71,613	34,749
Long-term debt	2,586	69,146	33,260	1,864	1,010
Total debt	86,422	74,374	62,915	26,055	7,825
Minority interest	4,460	4,879	1,292	1,300	639
Redeemable preferred stock and option	5,180	18,620	—	—	900
Stockholders’ equity	28,119	160,562	92,936	67,560	36,285

RISK FACTORS

        You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

We cannot be certain of future financial results.

        We incurred losses of $198.1 million and $29.2 million from continuing operations for the years ended December 31, 2001 and 2000, respectively. We reported income from continuing operations of $2.6 million for the year ended December 31, 1999 which included a loss from continuing operations of $17.4 million, offset by a gain of $20.0 million from the sale of our Canadian subsidiary, TigerTel, Inc. Our business plan depends on our attaining and maintaining profitability; however, we cannot predict whether or when we will be profitable. Our profitability depends on many factors, including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market new products and technologies. If we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. In addition, if we fail to sustain or grow our profits within the time frame expected by investors, the market price of our common stock may fall.

Our stock price may continue to be volatile, and you may be unable to resell your shares at or above the price at which you acquire them.

         Since January 1, 2000, the price per share of our common stock has ranged from a high of $18.00 to a low of $0.11. The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations in response to factors, including the following:

  significant changes to our business resulting from acquisitions and/or expansions into different product lines;
  quarterly fluctuations in our financial results or cash flows;
  changes in investor perception of us or the market for our products and services;
  changes in economic and capital market conditions for other companies in our market sector; and
  changes in general economic and market conditions.

         In addition, the stock market in general, and the Nasdaq National Market and stocks of technology companies in particular, have often experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. Declines in the market price of our common stock could also harm employee morale and retention, our access to capital and other aspects of our business. If our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend. Historically, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

We may issue preferred stock, which will rank senior to the shares of common stock offered by this prospectus and which may delay or prevent a change in control of us.

        Our board of directors has the right to issue additional preferred stock without further shareholder approval, and the holders of such preferred stock may have preferences over the holders of our common stock as to payments of dividends, liquidation and other matters. These provisions could delay or prevent a change in control of us or limit the price that investors might be willing to pay in the future for shares of our common stock.

If we are required to delist our common stock, trading in our shares could decrease and the market price of our shares could decline.

        Our ability to remain listed on the Nasdaq National Market depends on our ability to satisfy applicable Nasdaq criteria including our ability to maintain a minimum bid price of $1.00 per share. The market price for our common stock has recently been below the minimum bid price required by Nasdaq. We recently received a letter from Nasdaq containing a staff determination that we had failed to comply with the minimum bid price requirement and that we have until May 15, 2002 to regain compliance. If we are unable to satisfy the minimum bid price requirement, Nasdaq may begin procedures to remove our common stock from the Nasdaq National Market.

        If we are delisted from the Nasdaq National Market, an active trading market for our common stock may no longer exist. As a result, trading in our shares of common stock could decrease substantially, and the price of our shares of common stock may decline.

If we are required to issue additional shares of common stock in connection with prior acquisitions, our stock may be further diluted.

        As of March 26, 2002, there were 268,604,865 shares of our common stock outstanding. Since January 1, 2001, we have issued an aggregate of 169,793,098 shares of common stock, of which 83,759,195 shares were issued in connection with acquisitions of businesses and assets and 64,810,635 shares were issued upon conversion of our Series C preferred stock. We have reacquired 2,674,934 shares of our common stock. We have effected, and will likely continue to effect, acquisitions or contract for services through the issuance of common stock or our other equity securities. In addition, we have agreed to "price protection" provisions in prior acquisition and other agreements which may result in additional shares of common stock being issued. Such issuances of additional securities may be dilutive to the value of our common stock and may have an adverse impact on the market price of our common stock.

Competition could reduce our market share and decrease our revenue.

        Each of our business units is highly competitive, and we expect that competitive pressures will continue in the future. Many of our competitors have far greater financial, technological, marketing, personnel and other resources than us. The areas which we have identified for continued growth and expansion are also target market segments for some of the largest and most strongly capitalized companies in the United States, Canada and Europe. In response to competitive pressures, we may be required to reduce prices or increase spending in order to retain or attract customers or to pursue new market opportunities. As a result, our revenue, gross profit and market share may decrease, each of which could significantly harm our results of operations. In addition, increased competition could prevent us from increasing our market share, or cause us to lose our existing market share, either of which would harm our revenues and profitability. We cannot assure you that we will have the financial, technical, marketing and other resources required to successfully compete against current and future competitors or that competitive pressures faced by us will not harm our business, financial condition or results of operations.

We have entered into earnout agreements for companies which we have acquired, which could require us to pay additional cash or stock consideration to the sellers of these businesses.

        We have entered into earnout arrangements under which sellers of some of the businesses we acquired are entitled to additional consideration for their interests in the companies they sold to us. Under these agreements, assuming that all earnout profits are achieved, at March 26, 2002, we are contingently liable for additional consideration of approximately $20.8 million in 2002 which would be payable in shares of our common stock. If we are required to issue additional shares pursuant to these earnout arrangements, it could cause further dilution and adversely affect the market price of our common stock.

We may be unable to comply with the requirements of our credit facility, which could result in a default under that agreement enabling IBM Credit to declare amounts borrowed due and payable immediately.

        We entered into a new credit agreement with IBM Credit which became effective on March 27, 2002 upon the completion of the merger between Digital Angel and MAS. The new agreement contains various financial and other restrictive covenants that, among other things, limit our ability to borrow additional funds and declare and pay dividends, and requires us to, among other things, maintain various financial ratios and comply with various other financial covenants.

        Our failure to comply with the restrictions imposed by our credit agreement would constitute a default under the credit agreement, allowing IBM Credit to accelerate the maturity of all amounts owed it. We do not currently have available funds to repay the amounts owed to IBM Credit if the maturity of the obligation is accelerated. If IBM Credit were to accelerate these obligations and enforce its rights against the collateral securing these obligations, without additional financing resources, there would be substantial doubt we would be able to continue operations in the normal course of business.

If we need additional capital for our ongoing operations or to repay IBM Credit, we may not be able to continue operations in the normal course of business.

        We may require additional capital for our ongoing operations or to repay IBM Credit the amounts owed it. Under the terms of the new credit agreement with IBM Credit amounts outstanding bear interest at an annual rate of 17% and mature on February 28, 2003. No principal or interest payments are due until the maturity date. However, the maturity date will be extended for consecutive one year periods if we repay at least 40% of the original principal amount outstanding prior to February 28, 2003 and an additional 40% of the original principal amount outstanding prior to February 28, 2004. In any event, all amounts outstanding will be required to be repaid by August 15, 2003. If all amounts are not repaid by February 28, 2003, the unpaid amount will accrue at an annual rate of 25%. If not repaid by February 28, 2004, the interest rate increases to 35%. We do not currently have the funds that will be required for such payments, and there is no likelihood that the funds will be available when required for these payments. Shares of MAS common stock which we transferred to a Delaware business trust may be liquidated, if so directed by IBM Credit, to provide funds necessary to make these payments. Such liquidation of the shares of MAS common stock will be made in accordance with the SEC rules and regulations governing affiliates.

        The new credit agreement prohibits us from borrowing funds from other lenders, and will not provide for any further advances by IBM Credit. Accordingly, there can be no assurance that we will have access to funds necessary to provide for our ongoing operating expenses to the extent not provided from our ongoing operating revenue.

We depend on our small team of senior management, and we may have difficulty attracting and retaining additional personnel.

        We depend on the continued service of our executive officers and other key personnel. We have entered into employment contracts ranging for periods of one to five years through February 2006 with our key officers and employees. Some of these employment contracts call for bonus arrangements based on earnings. There can be no assurance that we will be successful in retaining our key employees or that we can attract and retain additional skilled personnel as required. The loss of the services of any of our central management team could harm our business, financial condition and results of operations. In addition, the operations of any of our individual facilities could be adversely affected if the services of the local managers should be unavailable.

We face the risks that the value of our inventory may decline before we sell it or that we may not be able to sell the inventory at the prices we anticipate.

        Our success will depend on our ability to purchase inventory at attractive prices relative to its resale value and our ability to turn our inventory rapidly through sales. If we pay too much or hold inventory too long, we may be forced to sell our inventory at a discount or at a loss or write down its value, and our business could be materially adversely affected.

Because we will not pay dividends on our common stock for the foreseeable future, shareholders must rely on stock appreciation for any return on their investment in the common stock.

        We do not have a history of paying dividends on our common stock, and we cannot assure you that any dividends will be paid in the foreseeable future. Our current credit agreement with IBM Credit places restrictions on the declaration and payment of dividends which are described in more detail under "Price Range of Common Stock and Dividend Information - Dividends" on page 16. We intend to use any earnings which we generate to finance our operations and to repay the amounts outstanding under our credit agreement with IBM Credit, and, therefore, we do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock will provide a return to our shareholders.

Provisions in our employment agreements may make it difficult for a third party to acquire us, despite the possible benefits to our shareholders.

        Our employment or other agreements with Richard Sullivan and Jerome Artigliere include change of control provisions under which the employees may terminate their employment within one year after a change of control and are entitled to receive specified severance payments and/or continued compensation payments for sixty months. The employment agreement for Richard Sullivan also provides for supplemental compensation payments for sixty months upon termination of employment, even if there is no change in control, unless his employment is terminated due to a material breach of the terms of the employment agreement. Also, our agreements with Richard Sullivan and Garrett Sullivan, our former president, provide for certain "triggering events," which include a change in control, the termination of Richard Sullivan's employment other than for cause, or if Richard Sullivan ceases to hold his current positions with us for any reason other than a material breach of the terms of his employment agreement. In that case, we would be obligated to pay, in cash and/or in stock, $12.1 million and $3.5 million, respectively, to Richard Sullivan and to Garrett Sullivan, in addition to certain other compensation. Finally, the employment agreements provide for a gross up for excise taxes which are payable by these executive officers if any payments upon a change of control are subject to such taxes as excess parachute payments.

        Under the terms of the new credit agreement with IBM Credit, we are prevented from making cash payments to various executive officers, including the payments described above in cash to Richard Sullivan, Garrett Sullivan and Jerome Artigliere until our obligations to IBM Credit are repaid in full. Nevertheless, our obligation to make the payments described in this section could adversely affect our financial condition or could discourage other parties from entering into transactions with us which might be treated as a change in control or triggering event for purposes of these agreements.

We may not prevail in ongoing litigation and may be required to pay substantial damages.

        We are party to various legal actions as either plaintiff or defendant in the ordinary course of business. While we believe that the final outcome of these proceedings will not have a material adverse effect on our financial position, cash flows or results of operations, we cannot assure the ultimate outcome of these actions and the estimates of the potential future impact on our financial position, cash flows or results of operations for these proceedings could change in the future. In addition, we will continue to incur additional legal costs in connection with pursuing and defending such actions.

If the software we have sold to consumers has Year 2000 problems, we could be exposed to lawsuits.

        During 1998 and 1999, we identified what we believe to be all potential Year 2000 problems with any of the software products we develop and market. However, our management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting our software products have been identified or corrected due to the complexity of these products. In addition, these products interact with other third party vendor products and operate on computer systems which are not under our control. For non-compliant products, we have provided and are continuing to provide recommendations as to how an organization may address possible Year 2000 issues regarding that product. Software updates are available for most, but not all, known issues. Such information is the most currently available concerning the behavior of our products and is provided "as is" without warranty of any kind. However, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware and hardware has led to, and could lead to further lawsuits against us. The outcome of any such lawsuits and the impact on us is not estimable at this time.

        We do not believe that the Year 2000 problem has had or will continue to have a material adverse effect on our business, results of operations or cash flows. The estimate of the potential impact on our financial position, overall results of operations or cash flows for the Year 2000 problem could change in the future. Our ability to achieve Year 2000 compliance and the level of incremental costs associated with achieving such compliance could be adversely impacted by, among other things, the availability and cost of programming and testing resources, a vendor's ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review. The discussion of our efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements.

We have been, and may continue to be, adversely affected by recent events.

        The events of September 11, 2001 in New York City and Washington D.C. have, and are likely to continue to have, a negative effect on the economic condition of the U.S. financial markets in general and on the technology sector in particular. As a result of the current economic slowdown, which was exacerbated by the events of September 11, 2001, we have experienced deteriorating sales for certain of our businesses. This has resulted in the shut down of several of our businesses during the third and fourth quarters of 2001, including our Intellesale businesses in November 2001. Also, letters of intent that we have received during the last half of 2001 and the first quarter of 2002 related to the sales of certain of our businesses have indicated a decline in their fair values. As a result, we recorded asset impairment charges and increased inventory reserves during the third and fourth quarters of 2001. If the economic condition of the U.S. financial markets in general and of the technology sector in particular do not improve in the near term, and if the current economic slowdown continues, we may be forced to shut down additional businesses, causing us to incur additional charges, which could have a material adverse effect on our business, operating results and financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections "Summary" beginning on page 3 and "Risk Factors" beginning on page 7. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performances or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward looking statements include, but are not limited to:

  our growth strategies;
  anticipated trends in our business and demographics;
  our ability to successfully integrate the business operations of recently acquired companies and the benefits anticipated from the merger of Digital Angel Corporation and Medical Advisory Systems, Inc.;
  our ability to obtain additional financing;
  regulatory, competitive or other economic influences; and
  plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

        In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” beginning on page 7. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

        You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of our forward-looking information by these cautionary statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares sold by the selling shareholders listed in this prospectus under "Selling Shareholders" beginning on page 12.

SELLING SHAREHOLDERS

        The following table sets forth information regarding the ownership of our common stock by the selling shareholders and the shares being offered under this prospectus.

        We have issued shares of our common stock from time to time in various acquisition transactions. The registration of these shares has been effected pursuant to agreements entered into by us and the selling shareholders. Although such registration will allow the sale of the shares by the selling shareholders from time to time as described herein, we believe that the selling shareholders do not currently intend to sell all or substantially all of the shares.

        The percentage owned prior to and after the offering reflects the outstanding common shares at the time of the initial registration statement of which this prospectus is a part. The amount and percentage owned after the offering assumes the sale of all of the common stock being registered on behalf of the selling shareholders.

Selling Shareholder	Ownership Prior to the Offering		Number of Shares Offered Hereby		Ownership After the Offering
	Shares	%			Shares	%
Sudiar Limited	492,940	*	492,940	(1)	—	*
Capital Alliance Corporation	718,211	*	718,211	(2)	—	*
William D. Asby	202,856	*	181,374	(3)	21,482	*
Steffanie R. Beach	202,856	*	181,374	(3)	21,482	*
David A. Crowell	253,490	*	226,646	(3)	26,844	*
Michael B. Dobbins	3,848,168	1.4	3,848,168	(3)	—	*
Calvin L. Ellis	202,856	*	181,374	(3)	21,482	*
Deborah M. Goff	169,116	*	151,207	(3)	17,909	*
David E. Keeney	674,737	*	603,284	(3)	71,453	*
Peter W. Mitchell	181,374	*	181,374	(3)	—	*
John R. Munshour	4,303,945	1.6	3,848,168	(3)	455,777	*
Kevin M. Rook	1,240,979	*	1,122,974	(3)	118,005	*
Paul R. Schechinger	1,123,972	*	1,122,974	(3)	998	*
Vincent J. Zulkowski	181,374	*	181,374	(3)	—	*
Steven P. Couture	269,352	*	269,352	(4)	—	*
Jeffrey M. Couture	309,124	*	261,431	(4)	47,693	*
Raymond D. Maggi	349,824	*	261,431	(4)	88,393	*
Burness Nominees Limited	716,590	*	541,708	(5)	174,882	*
Broadtrench Limited	731,706	*	553,135	(5)	178,571	*
National Westminster Bank PLC	7,276,133	2.7	5,500,410	(5)	1,775,723	*
Lica Development Capital Limited	175,990	*	133,040	(5)	42,950	*
Governor and Company of the Bank of Scotland Scotland	651,334	*	231,394	(5)	419,940	*
Bank of Scotland Nominees Ltd.	689,632	*	521,329	(5)	168,303	*
AFAC Equity, L.P.	537,994	*	500,000	(6)	37,994	*
Michael Hanlon	320,512	*	320,512	(7)	—	*
Max Turpie	641,827	*	641,827	(7)	—	*
Lisa Hartigan	641,827	*	641,827	(7)	—	*
Tom Kelly	641,827	*	641,827	(7)	—	*
Ray Naughton	641,827	*	641,827	(7)	—	*
The Governor and Company of the Bank of
Ireland, as trustees for the Davey Technology BES Fund	288,462	*	288,462	(7)	—	*
Essex Trust Limited	14,423	*	14,423	(7)	—	*
Errigal Holdings	14,423	*	14,423	(7)	—	*
Herman J. Valdez	2,441,177	*	2,441,177	(8)	—	*
James M. Shaver	5,696,078	2.1	5,696,078	(8)	—	*
Michael Erickson	200,000	*	200,000	(9)	—	*
Amro Albanno	8,280,981	3.1	8,280,981	(10)	—	*
Richard Sullivan	4,679,293	1.8	3,393,269	(11)	1,286,024	*
Garrett Sullivan	3,147,372	1.2	2,716,404	(11)	430,968	*
John A. Marzano	666,667	*	666,667	(12)	—	*
Anthony Pitman	666,667	*	666,667	(12)	—	*
Jeffery W. Kowalski	666,667	*	666,667	(12)	—	*
Christopher G. Wiltsey	666,667	*	666,667	(12)	—	*
Dean F. Gustafson	666,667	*	666,667	(12)	—	*

Selling Shareholder	Ownership Prior to the Offering		Number of Shares Offered Hereby		Ownership After the Offering
	Shares	%			Shares	%
Douglas Marlin	487,805	*	487,805	(13)	—	*
Kevin Barker	73,171	*	73,171	(14)	—	*
Matt Hayden	200,000	*	200,000	(15)	—	*
Scott Lines	125,000	*	125,000	(16)	—	*
Fahnestock & Co. Inc.	250,000	*	250,000	(17)	—	*
Avnet, Inc.	466,667	*	466,667	(18)	—	*
Steven R. Matulich	75,000	*	75,000	(19)	—	*
Angela M. Sullivan	105,000	*	100,000	(20)	5,000	*
Arthur F. Noterman	1,035,000	*	140,000	(20)	895,000	*
Daniel E. Penni	1,499,065	*	140,000	(20)	1,359,065	*
Constance K. Weaver	858,000	*	140,000	(20)	718,000	*
John McCarthy	46,512	*	46,512	(21)	—	*
Pinacor, Inc.	147,059	*	147,059	(22)	––	*
Total	61,856,196		53,472,258		8,383,938

*	Represents less than 1% of the issued and outstanding shares of our common stock.
1.	Represents shares issued to a creditor of Caledonian Venture Holdings Limited (CVH) in connection with the acquisition of CVH and exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the party was acquiring the shares for investment and not for resale, and that the party acknowledged that it must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted. Phil Kelly and Lawrence Bland, directors of Sudiar Limited, share voting and dispositive power with respect to the shares held by Sudiar Limited.

2.	Represents shares issued as finder’s fees in connection with our acquisition of Pacific Decision Sciences Corporation, a company we acquired effective as of October 26, 2000. Ed Dawson, president of Capital Alliance Corporation, has sole voting and dispositive power with respect to the shares held by Capital Alliance Corporation.

3.	Represents shares issued in connection with the “price protection” provision of the agreement of sale relating to our acquisition of P-Tech, Inc., a software development company based in Manchester, New Hampshire we acquired effective as of April 1, 2000. We acquired such shareholder’s interest in the company in a transaction directly negotiated by the shareholders in connection with the sale of their businesses to us and exempt from registration pursuant to Rule 506 promulgated under the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the shareholder was acquiring the shares for investment and not for resale, and that the shareholder acknowledged that he must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted.

4.	Represents shares issued in connection with the “price protection” provision of the agreement of sale relating to our acquisition of WebNet Services, Inc., an internet service provider, network integrator and website developer we acquired effective as of July 1, 2000. We acquired such shareholder’s interest in the company in a transaction directly negotiated by the shareholders in connection with the sale of their businesses to us and exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the shareholder was acquiring the shares for investment and not for resale, and that the shareholder acknowledged that he must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted.

5.	Company of the Bank of Scotland.
6.	Represents shares issued for services rendered by McKinsey & Co., Inc. Bryan Feuer, portfolio manager of AFAC Equity, L.P. has sole voting and dispositive power with respect to the shares held by AFAC Equity, L.P.

7.	Represents shares issued in connection with our acquisition of an 80% interest in Connect Intelligence Limited, which shares are held in escrow. Upon release of the escrow, the shares will either be returned to us and be cancelled or be distributed to other shareholders of Connect Intelligence. Brian Davy, Tom Byrne, Alan Murphy, Anthuan Xavier, Stephen McGivern, and James Skehan, the directors of BES Management Limited, manager of the Davey Technology BES Fund, share voting and dispositive power with respect to the shares held by the Davey Technology BES Fund. Peter Carroll, Noel Clehane, Tom Corbett, Jim Donnelly, Liam Dowdall, Eddie Doyle, David Giles, Ivor Feerick, Alan Flynn, Paul Keenan, Ronan King, Bill Ledwidge, Tom Mason, David McCormick, Stephen McGivern, Colm Nagle, Dermot O'Brien, Peter O'Neill, Frank Sheedy, Jason Sheehy, Noel Taylor, and Anthuan Xavier, the partners of BDO Simpson Xavier-Dublin, the sole shareholder of Essex Trust Limited, share voting and dispositive power with respect to the shares held by Essex Trust Limited. J. Brian Davy, Kyran McLaughlin, David Shubotham, Anthony Garry, Brendan Dowling, Ronan Godfrey, Robert Kelleher, Thomas Byrne, Dermot Walsh, Joseph C Davy and Richard Dennis, the shareholders of J&E Davy Holdings Limited, the sole shareholder of Errigal Holdings, share voting and dispositive power with respect to the shares held by Errigal Holdings.

8.	Represents “price protection” shares issued in connection with the exercise of put options granted to the shareholders in connection with our acquisition of the Advanced Telecommunications, Inc. in a prior private transaction directly negotiated by the shareholders in connection with the sale of their interests to us, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

9.	Represents shares issued in connection with the settlement of certain litigation with Michael Erickson pertaining to Mr. Erickson’s employment with us.
10.	Represents shares issued in connection with the “earnout” provision of the agreement of sale relating to a prior private transaction directly negotiated by the shareholders in connection with the sale of their business to us, which transactions were exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the shareholder was acquiring the shares for investment and not for resale, and that the shareholder acknowledged that he must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted.

11.	Represents shares issued in lieu of cash compensation. The certificates representing the shares were legended to indicate that they were restricted.
12.	Represents shares issued in connection with the settlement of certain litigation between us and the shareholders of South Seas Data, Inc. pertaining to our termination of an agreement and plan of merger with South Seas, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the purchaser was acquiring the shares for investment and not for resale, and that the purchaser acknowledged that he must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted. Shares issued include price protection shares.

13.	Represents shares issued in connection with the settlement of compensation and other disputes with Mr. Marlin pertaining to his employment agreement, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the purchaser was acquiring the shares for investment and not for resale, and that the purchaser acknowledged that he must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted.

14.	Represents shares issued in connection with the settlement of compensation and other disputes with Mr. Barker pertaining to his employment agreement, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the purchaser was acquiring the shares for investment and not for resale, and that the purchaser acknowledged that he must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted.

15.	Represents shares issued in connection with services provided by Mr. Hayden for assisting us obtain investment banking services, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the purchaser was acquiring the shares for investment and not for resale, and that the purchaser acknowledged that he must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted.

16.	Represents shares issued in connection with the settlement of a dispute between Mr. Lines and us, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that the purchaser was acquiring the shares for investment and not for resale, and that the purchaser acknowledged that he must hold the shares until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted.

17.	Represents shares issued in connection with investment banking services provided in connection with the restructure of our credit facility with IBM Credit Corporation, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that shares were acquiring for investment and not for resale, and that the shares must be held until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted. Albert G. Lowenthal, Chairman, has sole voting and dispositive power with respect to the shares held by Fahnestock & Co. Inc.

18.	Represents shares issued for amounts owed to Avnet, Inc. for purchases of computer equipment, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that shares were acquiring for investment and not for resale, and that the shares must be held until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted. Nasim Kahn, an officer of Avnet, Inc., has sole voting and dispositive power with respect to the shares held by Avnet, Inc.

19.	Represents shares issued in connection with the settlement of certain litigation between us and the plaintiffs, Sophia Luna, William Bumby and Kerry Dennis, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that shares were acquiring for investment and not for resale, and that the shares must be held until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted.

20.	Represents shares issued in lieu of cash payments for directors fees for the second, third and fourth quarters of 2001. The certificates representing the shares were legended to indicate that they were restricted.

21.	Represents shares issued as partial compensation for Mr. McCarthy’s minority interest in Atlantic Systems, Inc. which we acquired immediately prior to, and in connection with, selling 100% of the stock of Atlantic Systems, Inc.

22.	Represents shares issued to Pinacor, Inc. in connection with and in settlement of amounts owing to Pinacor for puchases of equipment and related fees, which transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The transaction document included an acknowledgment that the sale was not registered, that shares were acquiring for investment and not for resale, and that the shares must be held until and unless registered or transferred in another transaction exempt from registration. In addition, certificates representing the shares were legended to indicate that they were restricted. Raymond Stork, an officer of Pinacor, Inc., has sole voting and dispositive power with respect to the shares held by Pinacor, Inc.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is subject to The General and Business Corporation Law of Missouri and to provisions contained in our Articles of Incorporation and Bylaws, copies of which are exhibits to this registration statement of which this prospectus is a part and which are incorporated by reference into this prospectus. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

Authorized Capital

        Our authorized capital stock consists of 345,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $10.00 par value. Holders of our common stock have no preemptive or other subscription rights.

Common Stock

        As of March 26, 2002, there were 268,604,865 shares of our common stock outstanding and approximately 2,015 holders of record of our common stock.

        The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of our common stock do not have cumulative voting rights. Therefore, holders of more than 50% of the shares of our common stock are able to elect all directors eligible for election each year. The holders of common stock are entitled to dividends and other distributions out of assets legally available if and when declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities, including any prior rights of any preferred stock which may be outstanding. There are no redemption or sinking fund provisions applicable to our common stock.

        The transfer agent and registrar for the common stock is The Registrar and Transfer Co.

Preferred Stock

Series C Convertible Preferred Stock.

        As of March 26, 2002, there were no shares of Series C preferred stock outstanding. The initial purchase price of the 26,000 shares of Series C preferred stock originally issued and the related warrants was an aggregate of $20 million. All of the shares of Series C preferred stock originally issued have been converted into shares of our common stock. The detailed terms of the Series C preferred stock are set forth in the certificate of designation relating to the Series C preferred stock, which is an exhibit to the registration statement of which this prospectus is a part.

Other Preferred Stock

        Additional series of preferred stock may be created and issued from time to time by our board of directors, with such rights and preferences as it may determine. Because of its broad discretion with respect to the creation and issuance of any series of preferred stock without shareholder approval, our board of directors could adversely affect the voting power of our common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of us.

Options and Warrants

        As of March 26, 2002, there were:

  3,561,414 issued and outstanding warrants to purchase shares of our common stock at a weighted average exercise price of $0.96 per share;
  warrants issued in connection with the sale of Series C preferred stock to purchase up to 800,000 shares of our common stock at $4.73 per share over the next five years, subject to adjustment; and
  options held by our employees and others to purchase 30,643,275 shares of our common stock at a weighted average exercise price of $0.83 per share.

        All of the warrants are currently exercisable. Of the outstanding options, 21,319,121 options are now exercisable at a weighted average exercise price of $0.98 per share, and the rest become exercisable at various times over the next three years.

        The exercise price of the warrants issued in connection with the Series C preferred stock is $4.73 per share, subject to adjustment upon:

  the issuance of shares of common stock, or options or other rights to acquire common stock, at an issuance price lower than the exercise price under the warrants;
  the declaration or payment of a dividend or other distribution on our common stock;
  issuance of any other of our securities on a basis which would otherwise dilute the purchase rights granted by the warrants.

        The exercise price may be paid in cash, in shares of common stock or by surrendering other warrants.

Indemnification

        Our bylaws require us to indemnify each of our directors and officers to the fullest extent permitted by law. An amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

        Our common stock is included in the Nasdaq National Market under the symbol "ADSX." The following table shows, for the periods indicated, the high and low sale prices per share of the common stock based on published financial sources.

	High	Low
2000
First Quarter Second Quarter Third Quarter Fourth Quarter	$ 18.00 10.25 5.22 4.31	$ 6.50 2.97 2.59 0.50
2001
First Quarter Second Quarter Third Quarter Fourth Quarter	$ 2.97 1.75 0.48 0.67	$ 0.75 0.39 0.11 0.18
2002
First Quarter (through March 27, 2002)	$ 0.55	$ 0.28

Dividends

        We have never paid cash dividends on our common stock. The decision whether to apply legally available funds to the payment of dividends on our common stock will be made by our board of directors from time to time in the exercise of its business judgment. Our existing credit agreement with IBM Credit provides that we may not declare or pay any dividend, other than dividends payable solely in our common stock, on any shares of any class of our capital stock or any warrants, options or rights to purchase any such capital stock, or make any other distribution in respect of such stock or other securities, whether in cash, property or other obligations of us.

PLAN OF DISTRIBUTION

        After the issuance of shares of our common stock, the selling shareholders may sell the shares offered hereby in one or more transactions (which may include "block" transactions) on The Nasdaq Stock Market, in the over-the-counter market, in negotiated transactions, through the settlement of short sales or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling shareholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchaser(s) of the shares of our common stock for whom they may act as agent or to whom they may sell as principals, or both. The selling shareholders may also pledge certain of the shares of our common stock from time to time, and this prospectus also relates to any sale of shares of our common stock that might take place following any foreclosure of such a pledge. The selling shareholders also may transfer the shares of common stock in other circumstances in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus. The selling shareholders and any agents, dealers or underwriters that act in connection with the sale of the shares of our common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

        In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

        We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling shareholders.

        At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

LEGAL MATTERS

        Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the common stock.

EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Applied Digital Solutions, Inc. for the years ended December 31, 2001, 2000 and 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We have filed a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission under the Securities Act with respect to the common stock offered in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the Commission's public reference room is available by calling the Commission at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the Commission. The Commission also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our common stock appear on the Nasdaq National Market, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        We file annual, quarterly and special reports, proxy statements and other information with the Commission. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the Commission referred to above.

DOCUMENTS INCORPORATED BY REFERENCE

        We incorporate by reference into this prospectus the information in documents we file with the Commission, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updated the information incorporated by reference and some information not in any file subsequently with the Commission with automatically update this prospectus. We incorporate by reference:

  our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on April 1, 2002; and
  our registration statement on Form 8-A filed on May 5, 1995 registering our common stock under Section 12(g) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purposes of updating the description of the common stock.

        We also incorporate by reference any filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the filing of this registration statement that contains this prospectus and before the time that all of the Securities offered in this prospectus are sold.

        To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

        You may request, either orally or in writing, and we will provide, a copy of those filings at no cost by contacting Kay Langsford-Loveland, our Vice President - Administration, at Applied Digital Solutions, Inc., 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480, or by calling (561) 805-8000.

        We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby**:

SEC Registration Fee	$ 1,673
Accounting Fees and Expenses	15,000	*
Legal Fees and Expenses	30,000	*
Miscellaneous Expenses	3,327	*
Total	$ 50,000	*

*	Estimated
**	The selling shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Indemnification of Directors and Officers

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act of 1934.

     The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant's request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

II-1

Undertakings

     (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida, on April 1, 2002.

APPLIED DIGITAL SOLUTIONS, INC.
By:	/s/ SCOTT R. SILVERMAN Scott R. Silverman, President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons int he capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD J. SILVERMAN (Richard J. Sullivan)	Chairman of the Board of Directors, Chief Executive Officer and Secretary (Principal Executive Officer)	April 1, 2002
/s/ SCOTT R. SILVERMAN (Scott R. Silverman)	President and Director	April 1, 2002
/s/ EVAN C. MCKEOWN (Evan C. McKeown)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 1, 2002
/s/ RICHARD S. FRIEDLAND* (Richard S. Friedland)	Director	April 1, 2002
/s/ ARTHUR F. NOTERMAN* (Arthur F. Noterman)	Director	April 1, 2002
/s/ DANIEL E. PENNI* (Daniel E. Penni)	Director	April 1, 2002
/s/ ANGELA M. SULLIVAN* (Angela M. Sullivan)	Director	April 1, 2002
/s/ CONSTANCE K. WEAVER* (Constance K. Weaver)	Director	April 1, 2002
* By:	/s/ JEROME C. ARTIGLIERE
Jerome C. Artigliere Attorney–in–fact

II-3

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement of Purchase and Sale dated as of June 4, 1999 by and among Intellesale.com, Inc., Applied Cellular Technology, Inc., David Romano and Eric Limont (incorporated by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999, as amended on August 12, 1999)
2.2	Amendment No. 1 to the Agreement of Purchase and Sale, dated as of June 9, 1999 by and among Intellesale.com, Inc., Applied Cellular Technology, Inc., David Romano and Eric Limont (incorporated by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999, as amended on August 12, 1999)
2.3	Agreement and Plan of Merger, dated April 24, 2000, by and among the Applied Digital Solutions, Inc., Digital Angel Corporation and Destron Fearing Corporation (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the Commission on May 1, 2000).
2.4	Agreement dated as of November 28, 1999 by and among AT&T Canada Corp. and TigerTel, Inc. (incorporated by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K filed with the Commission on December 13, 1999, as amended on December 22, 1999 and January 11, 2000)
2.5	Agreement and Plan of Merger dated as of June 30, 2000 by and among the Applied Digital Solutions, Inc. and Compec Acquisition Corp. and Computer Equity Corporation and John G. Ballenger, Christopher J. Ballenger and Frederick M. Henschel (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form 8-K filed with the Commission on July 14, 2000, as amended on September 11, 2000)
2.6	Agreement and Plan of Merger dated as of October 18, 2000 by and among the Applied Digital Solutions, Inc. and PDS Acquisition Corp., and Pacific Decision Sciences Corporation, and H&K Vasa Family 1999 Limited Partnership, H&K Vasa Family 2000 Limited Partnership, David Dorret, and David Englund (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form 8-K filed with the Commission on November 1, 2000, as amended on December 29, 2000)
2.7	MCY Agreement dated as of October 19, 2000 by and between MCY.com, Inc and Applied Digital Solutions, Inc. (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form 8-K filed with the Commission on December 5, 2000)
4.1	Second Restated Articles of Incorporation, of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant's Post-Effective Amendment No. 1 on Form S-1 to Registration Statement (Form S-3 File No. 333-64605) filed with the Commission on June 24, 1999)
4.2	Amendment of Articles of Incorporation of the Registrant filed with the Secretary of State of the State of Missouri on September 5, 2000 (incorporated herein by reference to Exhibit 4.3 to the Registrant's Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on Form S-4 (File No. 333-38420-02) filed with the Commission on September 29, 2000)
4.3	Amendment of Second Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on July 18, 2001 (incorporated herein by reference to Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 17, 2001)
4.4	Certificate of Designation of Preferences of Series C Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 26, 2000)
4.5	Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-51067) filed with the Commission on April 27, 1998)
5.1	Opinion of Bryan Cave LLP regarding the validity of the Common Stock**
21.1	List of Subsidiaries of Applied Digital Solutions, Inc.**
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Bryan Cave LLP (included in Exhibit 5.1)**
24.1	Power of Attorney**

*	Filed herewith.
**	Previously filed.